NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.18a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public



JOHN T. UNGER
Notary Public, State of Texas
Comm. Expires 01-16-2023
Notary ID 711938

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

CONTENTS

 MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NEXT Financial Group, Inc. (the "Company") identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provision") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 1, 2019

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 910,806
Cash equivalents held at clearing broker	4,066,005
Receivable from broker-dealers and clearing organizations	1,794,312
Property and equipment, net	144,851
Loans receivable – salesmen	544,665
Receivable – related party	142,998
Deferred tax benefit	207,076
Other assets	1,891,447
Total Assets	**$ 9,702,160**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,340,198
Commissions payable	1,725,696
Income Taxes Payable	21,461
Deferred rent	169,630
Total liabilities	4,256,985
Stockholder's equity:	
Common stock, 5,000 shares authorized with $.01 par value,	
5,000 shares issued and outstanding	50
Additional paid-in capital	4,569,117
Retained earnings	876,008
Total stockholder's equity	5,445,175
Total Liabilities and Stockholder's Equity	**$ 9,702,160**

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income / (Loss)
For the Year Ended December 31, 2018

Revenues:	
Commissions income	
Sales commission	$ 33,520,078
Trailing commissions	20,638,188
Investment advisory fees	39,078,434
Other revenue	
Sponsor revenue	989,218
Transaction revenue	1,531,620
Other revenue	1,735,027
Interest income	1,646,719
Total revenues	99,139,284
Expenses:	
Salaries and other employment costs	8,338,991
Commissions and clearance paid other brokers	82,978,065
Communications	225,705
Occupancy and equipment cost	638,208
Promotional costs	3,483,336
Regulatory fees and expenses	678,511
Other expenses	3,020,769
Depreciation and amortization	72,781
Total expenses	99,436,366
Income / (loss) before income taxes	(297,082)
Provision (benefit) for income taxes	(104,655)
Net Income / (Loss)	$ (192,427)

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2017	5,000	$ 50	$ 4,569,117	$ 1,068,435	$ 5,637,602
Net income / (loss)				(192,427)	(192,427)
Balance at December 31, 2018	5,000	$ 50	$4,569,117	$ 876,008	$ 5,445,175

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income / (loss)	$ (192,427)
Adjustments to reconcile net income / (loss) to net	
cash provided (used) by operating activities:	
Depreciation and amortization	72,781
Deferred income taxes	(20,530)
Provision for bad debts	(29,559)
Forgivable loan expense	583,440
(Increase) decrease in assets:	
Cash equivalents held at clearing broker	(1,215,557)
Receivables from broker-dealers and clearing organizations	224,233
Receivable – related party	253,386
Other assets	337,557
Marketable securities	12,960
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	323,173
Commissions payable	(27,138)
Payable – related party	(7,336)
Deferred rent	(108,293)
Net cash provided (used) by operating activities	(241,776)
Cash flows from investing activities:	
Loans made to salesmen	(720,987)
Loan payments received from salesmen	648,302
Purchases of property and equipment	(90,214)
Net cash provided (used) by investing activities	(162,899)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	0
Net increase/decrease in cash and cash equivalents	(404,675)
Cash and cash equivalents at beginning of year	1,315,481
Cash and cash equivalents at end of year	$ 910,806
Supplemental cash flow information:	
Cash paid for income taxes	$ 24,867

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these. Receivables from Broker-dealers were $1,794,312 and $1,570,079 at December 31, 2018 and 2017, respectively.

Loans Receivable - Salesmen

The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle, and loans which are repaid with interest over periods of up to three years. Interest earned on the loans is recorded on a monthly basis. Loans receivable are generally repaid through the following commission payment cycles and are generally considered past due upon termination of the registered representative's employment. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are capitalized and such costs are amortized on a straight-line basis over the shorter of their estimated useful lives or lease term, as applicable.

Other Assets

Other assets consist primarily of prepaid expenses, forgivable loans and other receivables. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year. Other receivables consist mostly of advances to employee and registered representatives that are generally collected within less than three months. As of December 31, 2018, the Company had recorded an allowance for doubtful accounts of $113,662 against these receivables. Forgivable loans to registered representatives are forgiven based on continued services and are amortized to expense over a straight line method over the respective term of the loans, which generally range from 4 to 5 years.

Note 1 - Summary of Significant Accounting Policies, continued

Investments

Marketable securities and securities sold, not yet purchased are carried at fair market value in accordance with the *Fair Value* Topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Increases or decreases in net unrealized appreciation or depreciation of investments are credited or charged to operations. The fair values of marketable securities are based on publicly available, unadjusted quoted prices in active markets (Level 1 inputs as defined in the *Fair Value* Topic of the FASB ASC).

Revenue Recognition

Recently Adopted Accounting Pronouncement

In May 2014 FASB issued ASU 2014-09, Revenue and Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked the industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's policies did not change materially as a result of applying the principles or revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligation are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applies due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during with services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Note 1 - Summary of Significant Accounting Policies, continued

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on the client portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advanced payments, if received, are deferred and recognized during the periods for which services are provided.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, primarily those who offer alternative investments, such as non-traded real estate investment trusts and business development companies, and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, or as a percentage of new sales, or a combination. As the value of product sponsor assets held in advisors' clients' accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Transaction revenue primarily includes fees the Company charges to advisors and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transaction revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade-date. Fee revenue may be generated from advisors or the clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts certain advisor conferences that serve as training, education, sales and marketing events, for which a fee is charged for attendance. Fee revenue is recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable or if the service is provided continually over the contract life.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies, continued

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2018 were $38,371 and are reflected in promotional costs.

Income Taxes

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of approximately $2,087,908 and net capital requirements of $283,799. The Company's ratio of aggregate indebtedness to net capital was 2.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 402,001
Computer equipment and software	1,995,177
Leasehold improvements	366,656
	2,763,834
Less: accumulated depreciation and amortization	(2,618,983)
	$ 144,851

Depreciation and amortization expense for the year ended December 31, 2018 was $72,781.

Note 4 - Loans Receivable – Salesmen

The Company has 27 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principal plus interest at annual interest rates ranging from 0% to 7.75%. All of the outstanding notes mature at various times through 2018 and 2019. As of December 31, 2018, the Company had recorded $22,732 as an allowance for doubtful accounts against loans receivable – salesmen.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense (benefit)	$	(84,125)
Deferred tax expense (benefit)		(20,530)
Total income tax expense (benefit)	$	(104,655)

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. As of December 31, 2018, the Company had related-party receivables of $142,998 for current income tax benefits that could be utilized by Holdings, and there were no tax-related balances payable to Holdings.

The expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense due to state income taxes net of federal tax benefit, permanent differences related to meals and entertainment, adjustments from the prior year's estimates to actual prior year income tax return amounts and adjustments to deferred taxes as of the beginning of the year.

Deferred income tax assets and liabilities consist of the following:

Deferred tax assets:	
Accrued Liabilities	$ 177,276
Accumulated depreciation	31,800
Total deferred tax assets	209,076
Deferred tax liabilities:	
Total deferred tax liabilities	0
Net deferred income tax asset	$ 209,076

Note 6 - Operating Leases

The Company leases office space in Houston, Texas. Rental expense is calculated on a straight-line basis. The lease began in August 2008, for a six-year term, with renewal options for two additional five-year terms. In January 2014, the Company amended its lease agreement to extend the lease term through August 31, 2020. The renewal provisions of the original lease remain in effect. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

Year Ending December 31,	
2019	$ 705,662
2020	477,679
	$ 1,183,341

Rental expense for the year ended December 31, 2018, was $520,370 and is reflected in occupancy and equipment costs.

Note 7 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made matching contributions of $147,265 to the plan for the year ended December 31, 2018.

Note 8 - Concentration Risk

At December 31, 2018, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 9 - Commitments and Contingencies

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of December 31, 2018, customers in these proceedings are seeking damages of approximately $20 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2018, the Company has accrued approximately $680,000 related to these proceedings and lawsuits based on the analysis conducted by the Company and/or its attorneys as to the Company's potential exposure.

In February 2018 the SEC announced a Share Class Disclosure Initiative ("Initiative") to encourage registered investment advisory firms to self-report failures to disclose conflicts of interest to clients concerning the selection of mutual fund share classes that paid fees pursuant to Rule 12b-1 of the Investment Company Act of 1940 for the period 2014-2016. Under the Initiative, the SEC will require self-reporting firms, among other things, to disgorge to clients the 12b-1 fees received during the relevant period when lower-cost share classes were available. The Company has elected to participate in the initiative and has made an offer of settlement to the SEC, which includes the disgorgement of approximately $1.4 million in 12b-1 fees and interest, which the Company has accrued, and recorded in trailing commissions revenue.

Note 9 - Commitments and Contingencies, continued

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Related Party Transactions

The Company is a wholly-owned subsidiary of Holdings. At December 31, 2018, the Company had a receivable from Holdings of $142,998 as reflected on the Statement of Financial Condition. The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2018

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 5,445,175
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker-dealers and		
clearing organizations	$ 264,646	
Property and equipment, net	144,851	
Loans receivable – salesmen	544,665	
Receivable – related party	142,998	
Deferred tax benefit	207,076	
Other assets	1,841,447	
Other deductions and/or charges:		
Deficits in clearing account	41,812	(3,237,495)
Net capital before haircuts on securities positions		2,207,680
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		
Money market accounts	81,320	
Undue concentration	38,452	(119,772)
Net capital		$ 2,087,908

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 2,340,198
Commissions payable	1,725,696
Income taxes payable	21,461
Deferred rent and lease incentives	169,630
Total aggregate indebtedness	$ 4,256,985

Schedule I (continued)

<u>NEXT FINANCIAL GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2018</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 283,799
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 283,799
Net capital in excess of required minimum	$ 1,804,109
Excess net capital at 1000%	$ 1,662,209
Ratio: Aggregate indebtedness to net capital	2.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no significant differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended

December 31, 2018

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. (the "Company") as of December 31, 2018, the related statements of income/(loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 1, 2019

We have served as the Company's auditor since 2016.



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financial group

NEXT FINANCIAL GROUP, INC.'s Exemption Report

NEXT FINANCIAL GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

NEXT FINANCIAL GROUP, INC.
2500 Wilcrest Drive, Suite 620
Houston, TX 77042

I, Philip F. Smith, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Title: Chief Financial Officer
January 16, 2019

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required By SEC Rule 17a-5, and the SIPC Series 600 Rules

Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NEXT Financial Group, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
March 1, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2426********************MIXED AADC 220
51356 FINRA DEC
NEXT FINANCIAL GROUP INC
ATTN: FINANCE
2500 WILCREST DR STE 620 STE
HOUSTON, TX 77042-2757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Philip F Smith 713-333-4926

2. A.	General Assessment (item 2e from page 2)	$72,880
B.	Less payment made with SIPC-6 filed (exclude interest) 8/10/2018 (Date Paid)	(35,842)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	37,038
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐** **Total (must be same as F above)** $37,038	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of FEB., 2019.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2018
and ending DECEMBER 31, 20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 99,139,284
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	99,139,284
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	49,429,268
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	881,059
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	87,746
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $154,715	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $40,494	
Enter the greater of line (i) or (ii)	154,715
Total deductions	50,552,788
2d. SIPC Net Operating Revenues	$ 48,586,496
2e. General Assessment @ .0015	$ 72,880

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